Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA email

March 2, 2018

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account H
Post-Effective Amendment No. 2
File No. 333-175888

Dear Mr. Zapata:

Attached is a copy of the above-referenced post-effective amendment filed on March 2, 2018.  The amendment consists of a black-lined prospectus and several rate sheets. The Statement of Additional Information has been incorporated by reference to a previous post-effective filing.

As the transmittal letter states, this is a "template" filing.  A copy of the request pursuant to Rule 485(b)(1)(vii) to file certain post-effective amendments under paragraph (b) of Rule 485 is attached.

The Template Filing outlines updates that apply to elections of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) on and after February 20, 2018. With these changes, the rider now offers:

•	A 6% Enhancement in which an enhancement amount equal to 6% of an Enhancement Base will be added to the Income Base;
•	An Enhancement Period that will renew upon each time an Automatic Annual Step-up occurs.

Additional changes outlined in this filing include:
•	The current and guaranteed maximum charge for new elections of the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) on and after May 21, 2018 will be increased.
•	The current and guaranteed maximum charge for new elections of the i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) on and after May 21, 2018 will be increased.
•
Beginning June 1, 2018, the current Guaranteed Annual Income rates for new elections of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and the current Guaranteed Income Benefit percentages for new elections of i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) will be declared on a monthly basis and will be made available by prospectus supplement (rate sheet).

•	Beginning June 1, 2018, the rate sheets that set forth current withdrawal rates and Guaranteed Income Benefit percentages will be filed and published on a monthly basis.

Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher